

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2020

Harry Stylli, Ph.D.
Chief Executive Officer
Progenity, Inc.
4330 La Jolla Village Drive, Suite 200
San Diego, CA 92122

> **Re:** **Progenity, Inc.**
> **Form S-1**
> **Exhibit Nos. 10.15, 10.16, 10.18, 10.19**
> **Filed May 27, 2020**
> **File No. 333-238738**

Dear Dr. Stylli:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance